[LOGO]

Credence Systems Corporation

1421 California Circle

Milpitas, CA 95035

(408) 635-4300

April 18, 2008

Kaitlin Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-6010

VIA EDGAR AND FACSIMILE: (202) 772 - 9218

Re:          Credence Systems Corporation

Form 10-K for the fiscal year ended November 3, 2007

Filed January 17, 2008

Form 10-Q for the fiscal quarter ended February 2, 2008

File No. 000-22366

Dear Ms. Tillan:

Reference is made to the attached comment letter dated April 4, 2008 received from the Staff of the Commission (the “Letter”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended November 3, 2007 filed January 17, 2008 and Form 10-Q for the fiscal quarter ended February 2, 2008 filed March 13, 2008.  For your convenience, each of your questions has been included in italics and precedes each of the Company’s responses.

Form 10-K for the fiscal year ended November 3, 2007

Item 8. Financial Statements and Supplementary Date, page 55

Note 1. Organization and Summary of Significant Accounting Policies, page 62

Other Balance Sheet Components, page 72

1.                           In your response to prior comment 4 from our letter dated February 27, 2008, you stated that the spare parts are exchanged for the customers’ material under warranty or paid service contract agreements and that these assets are not used in your property and equipment.  You stated that you believe the spare parts are long-term other assets rather than inventory.  You also noted that you amortize the spare parts on a straight line basis over five years based on the length of time the parts remained in the spare part long term other assets pool before they were scrapped.  Please tell us why you believe it is appropriate to continue to reflect a long term asset and amortize that asset if the asset has been used/exchanged with a customer under your warranty or paid service contracts agreements.

The Company respectfully advises the staff that we believe it is appropriate to reflect spares as a long term asset and amortize that asset based on the following.  When a repairable part fails, the customer is instructed to return that bad part and the Company supplies a replacement part which may be new or refurbished.  The costs of refurbishing the part that failed are expensed as incurred and recorded as cost of goods sold.  The Company believes that the value of what is returned and refurbished approximates the net carrying value of the spare part exchanged and provided to the customer.

In determining the appropriate useful life for spare part assets, the Company has reviewed the length of time the parts stayed in the spare parts long term other assets pool before they were scrapped.  The average life of Credence’s products is also anywhere from five to seven years.  Based upon this, our spare parts’ useful economic life was determined to be five years and the spare parts are depreciated over that period on a straight line basis.

Form 10-Q for the Quarterly Period Ended February 2, 2008

Controls and Procedures, page 33

2.                           We note your disclosure that your “chief executive officer and chief financial officer have concluded that [y]our disclosure controls and procedures (as defined in Securities and Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to provide reasonable assurance that the information required to be disclosed by [you] in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosures so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

The Company respectfully advises the Staff that in our future filings we will remove the language or revise the disclosures so that the language appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

3.               Further, we note your reference to reasonable assurance in your conclusion.  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls ad procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

The Company respectfully advises the Staff that in our future filings we will remove the reference to the level of assurance of our disclosure controls and procedures or revise the language to state clearly that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions with respect to the foregoing response, please do not hesitate to contact Sheri L. Brumm, Corporate Controller at (408) 635 – 4824 or me at (408) 635 – 4636 or via facsimile at (408) 635 – 4378.

Sincerely,

/s/ Kevin C. Eichler

Kevin C. Eichler
Chief Financial Officer

cc:   Mr. Brian Cascio, Securities and Exchange Commission

Mr. Lavi Lev, Credence Systems Corporation

Ms. Sheri L. Brumm, Credence Systems Corporation

Mr. Byron Milstead, Esq., Credence Systems Corporation

Mr. Colin Savoy, Esq., Credence Systems Corporation

Mr. David Hickox, Ernst & Young LLP

Mr. William D. Sherman, Esq., Morrison & Foerster LLP

Mr. Richard Scudellari, Esq., Morrison & Foerster LLP